PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number: 2682	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

3,450,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the Select Ten Index

due March 8, 2012

(the “Notes”)

$10 original public offering price per unit

The Notes:

•

The Notes are designed for investors who are willing to forego interest payments on the Notes in exchange for the ability to participate in changes in the level of the Select Ten Index (the “Index”) (American Stock Exchange index symbol “XST”) from the starting value to the ending value.

•

There will be no payments on the Notes prior to the maturity date unless exchanged at your option for a cash payment during a specified period in February of each year from 2008 through 2011 as described in this pricing supplement.

•	There is no principal protection on these Notes and therefore you will not receive a minimum amount on the Notes at maturity or upon exchange.

•

The Notes have been approved for listing on the American Stock Exchange under the trading symbol “MSS”. We make no representations, however, that the Notes will remain listed for the entire term of the Notes.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C.” The Notes will have the CUSIP No. 59022C384.

•	The settlement date for the Notes is expected to be March 8, 2007.

Payment on the maturity date or upon exchange:

•

The amount you receive on the maturity date or upon exchange will be based on the direction of and percentage change in the level of the Index, which includes a reduction by an annual index adjustment factor of 1.5%, from the starting value to the ending value of the Index.

•

The level of the Index must increase by approximately 1% in order for you to receive at least the $10 original public offering price per unit on the maturity date or upon exchange. If the level of the Index has declined or has not increased sufficiently, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement beginning on page PS-7 and beginning on page S-3 in the accompanying MTN prospectus supplement.

	Per Unit		Total
Public offering price (1)	$10.00		$34,500,000
Underwriting fee (1)	$.20		$690,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	(2)	$34,155,000

(1)	The public offering price and the underwriting fee for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, and for any single transaction to purchase 300,000 units or more will be $9.90 per unit and $.10 per unit, respectively.
(2)	$.10 per unit of the underwriting fee will be paid to the underwriter by a subsidiary of Merrill Lynch & Co., Inc. For a description of this payment, please see the section entitled “Supplemental Plan of Distribution” in this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is March 1, 2007.

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.

Pricing Supplement

Page

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-10
THE INDEX	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-21
ERISA CONSIDERATIONS	PS-24
USE OF PROCEEDS AND HEDGING	PS-25
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-25
EXPERTS	PS-25
INDEX OF CERTAIN DEFINED TERMS	PS-26
ANNEX A	A-1

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Strategic Return Notes® Linked to the Select Ten Index due March 8, 2012 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Select Ten Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on March 8, 2012, unless exchanged by you as described in this pricing supplement.

We will not make any payments on the Notes until the maturity date or upon exchange.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does the Index measure?

The Index is calculated and disseminated by the American Stock Exchange (the “AMEX”). The Index reflects the price changes and dividends of the top ten dividend yielding stocks in the Dow Jones Industrial Average (the “DJIA”) less an annual index adjustment factor of 1.5% applied daily (the “Index Adjustment Factor”). The level of the Index was set to 100 on May 29, 2001, the date the Index was initially calculated. The Index will be rebalanced on May 29th of each year, the anniversary of the date the Index was first calculated and disseminated or, under certain circumstances, on a day shortly after the anniversary date, as described in this pricing supplement. For a list of the stocks included in the Index (collectively, the “Underlying Stocks”) and more specific information about the Index and its reconstitution, and the Index Adjustment Factor, please see the section entitled “The Index” in this pricing supplement.

The Notes are debt obligations of ML&Co. and an investment in the Notes does not entitle you to any ownership interest in the Underlying Stocks.

How has the Index performed historically?

The level of the Index was set to 100 on May 29, 2001, the date the Index was initially calculated. On March 1, 2007 the closing value of the Index was 122.49. We have included a table and a graph showing the month-end closing levels of the Index from May 2001 through February 2007 in the section entitled “The Index—Historical Data on the Index” in this pricing supplement.

We have provided this information to help you evaluate the behavior of the Index in various economic environments; however, this information is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, if you have not previously exchanged your Notes, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and percentage change in the level of the Index and will equal:

$9.90 ×	(	Ending Value	)
Starting Value

Because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90, the level of the Index will need to increase by approximately 1% in order for you to receive a Redemption Amount equal to or greater than the $10 original public offering price per unit. If the Ending Value does not exceed the Starting Value by more than approximately 1%, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

The “Starting Value” is 122.49, the closing level of the Index on March 1, 2007, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

For purposes of determining the Redemption Amount, the “Ending Value” means the average of the levels of the Index at the close of the market on five index business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of an Underlying Stock or certain futures or options contracts relating to an Underlying Stock.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the Exchange Amount per unit following the exercise of your exchange option or the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to participate in changes in the level of the Index from the Starting Value to the Ending Value.

How does the exchange feature work?

You may elect to exchange all or a portion of your Notes during a specified period in the month of February of each year from 2008 through 2011 by giving notice to the depositary or trustee of the Notes, as the case may be, as described in this pricing supplement. Upon exchange, you will receive a cash payment per unit (the “Exchange Amount”) equal to the Redemption Amount, calculated as if the exchange date were the stated maturity date, except that the Ending Value will be equal to the closing level of the Index on the exchange date. The Exchange Amount will be paid three banking business days following the exchange date. If you elect to exchange your Notes, you will receive only the Exchange Amount and you will not receive the Redemption Amount on the maturity date. The Exchange Amount you receive may be greater than or less than the Redemption Amount on the maturity date depending upon the performance of the Index during the period from the exchange date until the maturity date.

For more specific information about the exchange feature, please see the section entitled “Description of the Notes—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

What are the costs associated with an investment in the Notes?

Your return will reflect the deduction of the following costs from the Starting Value to the Ending Value:

Index Adjustment Factor. The level of the Index will reflect a 1.5% annual reduction that will be applied and accrue daily on the basis of a 365-day year to the benefit of MLPF&S as calculation agent. As a result of the cumulative effect on this deduction, the levels of the Index used to calculate the Redemption Amount during the five index business days shortly before the stated maturity date will be approximately 7.23% less than the level of the Index had the Index Adjustment Factor not been applied.

Sales Charge. Because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90 in order to determine the Redemption Amount or Exchange Amount, the level of the Index must increase by approximately 1% or more from the Starting Value for you to receive an amount equal to or greater than the $10 original offering price per unit. This is analogous to paying a sales charge of approximately 1% per unit of the Notes.

Examples

Set forth below are three examples of Redemption Amount calculations:

Example 1—The hypothetical Ending Value is 50% below the Starting Value:

Starting Value: 122.49
Hypothetical Ending Value: 61.25
Redemption Amount (per unit) = $9.90 ×	(61.25)	= $4.95
122.49

Example 2—The hypothetical Ending Value is 0.80% above the Starting Value:

Starting Value: 122.49
Hypothetical Ending Value: 123.47
Redemption Amount (per unit) = $9.90 ×	(123.47)	= $9.98
122.49

Example 3—The hypothetical Ending Value is 50% above the Starting Value:

Starting Value: 122.49
Hypothetical Ending Value: 183.74
Redemption Amount (per unit) = $9.90 ×	(183.74)	= $14.85
122.49

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a securities exchange?

The Notes have been approved for listing on the AMEX under the trading symbol “MSS”. We make no representation, however, that the Notes will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on the AMEX will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section entitled “Risk Factors—There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current levels of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining, among other things, the Starting Value and the Ending Value, and calculating Redemption Amount and Exchange Amounts. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date or upon exchange. The payment on the Notes you receive will depend on the change in the level of the Index. Because the level of the Index is subject to market fluctuations, the payment on the Notes you receive may be more or less than the $10 original public offering price per unit of the Notes. In addition, because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90, the level of the Index will need to increase by more than approximately 1% in order for you to receive a Redemption Amount equal to or greater than the $10 original public offering price per unit. If the level of the Index declines or does not increase sufficiently, you will receive less, and possibly significantly less than the $10 original public offering price per unit. The level of the Index will also reflect the deduction of the 1.5% per annum Index Adjustment Factor.

The level of the Index is expected to affect the trading value of the Notes

We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the expectation that the level of the Index will continue to fluctuate until the Ending Value is determined. Additionally, because the trading value and perhaps final return on your Notes is dependent on factors in addition to the level of the Index, such as our credit rating, an increase in the level of the Index will not reduce the other investment risks related to the Notes.

Changes in our credit ratings may affect the trading value of the Notes

Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the level of the Index from the Starting Value to the Ending Value, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

Your yield, which could be negative, may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to the Index

In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in the Underlying Stocks and these views are sometimes communicated to clients who participate in these shares. However, these views are subject to change from time to time. For these reasons, you are encouraged to derive information concerning the Underlying Stocks from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

Your return will not reflect the return of owning the Underlying Stocks

While the Index reflects the payment of dividends on the Underlying Stocks as described in more detail below, the yield to the maturity date of the Notes will not produce the same yield as that of other investments with the same term which are based solely on the performance of the Underlying Stocks. At the end of each quarterly period, the dividends paid on the Underlying Stocks will be incorporated into the Index and those amounts will then be subject to the change in the level of the Index. The level of the Index will also reflect the deductions and charges described above under “—Your investment may result in a loss”, which will result in the return on an investment in the Notes being less than the return on a similar investment in the Underlying Stocks. The trading value of the Notes and final return on the Notes may also differ from the results of the Index for the reasons described above under “—Changes in our credit ratings may affect the trading value of the Notes”.

AMEX may adjust the Index in a way that affects its level, and AMEX has no obligation to consider your interests

AMEX is responsible for calculating and maintaining the Index. AMEX can add, delete or substitute the stocks underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of companies included in the Index may affect the Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, AMEX may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Notes. AMEX has no obligation to consider your interests in calculating or revising the Index. See “The Index.”

There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes have been approved for listing on the AMEX under the trading symbol “MSS”. We make no representation, however, that the Notes will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on the AMEX does not ensure that a trading market will develop for the Notes. While there have been a number of issuances of series of Strategic Return Notes, trading volumes have varied historically from one series to another and it is therefore impossible to predict how the Notes will trade. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the level of the Index.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes which may affect the price you receive if you do not wish to hold your investment until the stated maturity date.

If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the original public offering price. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price at which a purchaser (which may include MLPF&S) might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, the fact that the $10 original public offering price per unit included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or option contracts on the Underlying Stocks or the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Underlying Stocks and, in turn, the level of the Index in a manner that would be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Underlying Stocks. Temporary increases or decreases in the market prices of the Underlying Stocks may also occur as a result of the purchasing or selling activities of other market participants. Consequently, the prices of the Underlying Stocks may change subsequent to the Pricing Date, affecting the level of the Index and therefore the trading value of the Notes.

Potential conflicts

MLPF&S, our subsidiary, is our agent for the purposes of calculating the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Payment at Maturity,” “Description of the Notes—Adjustments to the Index” and “Description of the Notes—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S, the underwriter, will pay an additional amount on each anniversary of the Pricing Date in 2008 through 2012 to brokers whose clients purchased their units in the initial distribution and continue to hold the Notes. In addition, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold the Notes. As a result of these payments, your broker will receive a financial benefit each year you retain your investment in the Notes. Please see the section entitled “Supplemental Plan of Distribution” in this pricing supplement.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount or Exchange Amount, as applicable. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the Index does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. Unless exchanged by you, the Notes will mature on March 8, 2012. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59022C384.

On the maturity date or upon exchange, a holder of a Note will receive an amount equal to the Redemption Amount or the Exchange Amount per unit of the Notes, as the case may be. There will be no other payment of interest, periodic or otherwise, on the Notes. See the section entitled “—Payment on the Maturity Date” and “—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

The Notes may be exchanged by you prior to the maturity date on the dates indicated below, but are not subject to repayment by ML&Co. prior to the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes.

Payment on the Maturity Date

Unless you have exchanged your Notes prior to the maturity date, on the maturity date you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit, denominated in U.S. dollars, will be determined by the calculation agent and will equal:

$9.90 ×	(	Ending Value	)
Starting Value

The “Starting Value” is 122.49, the closing level of the Index on March 1, 2007, the date the Notes are priced for initial sale to the public (the “Pricing Date”).

For the purpose of determining the Redemption Amount, the “Ending Value” will be determined by the calculation agent and will equal the average of the closing levels of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined (or, if not determinable, estimated by the calculation agent in a manner which it considers commercially reasonable under the circumstances) on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below) on that scheduled Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which the New York Stock Exchange (the “NYSE”), the AMEX and The Nasdaq Stock Market (the “Nasdaq”) are open for trading and the Index or any successor index is calculated and published.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange on which the Underlying Stocks trade as determined by the calculation agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on any exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

The occurrence of a Market Disruption Event could affect the calculation of the payment on the maturity date or upon exchange you will receive. See “—Payment on the Maturity Date” and “—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

All determinations made by the calculation agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Exchange of the Notes Prior to the Maturity Date

You may elect to exchange all or a portion of the Notes you own during any Banking Business Day that occurs in an Exchange Notice Period by giving notice as described below. An “Exchange Notice Period” means the period from and including the first calendar day of the month of February to and including 12:00 noon in The City of New York on the fifteenth calendar day during the month of February in the years 2008, 2009, 2010 and 2011. If the fifteenth calendar day of the applicable month of February is not a Banking Business Day, then the Exchange Notice Period will be extended to 12:00 noon in The City of New York on the next succeeding Banking Business Day. The amount of the cash payment you receive per unit upon exchange (the “Exchange Amount”) will be equal to the Redemption Amount, calculated as if the Exchange Date were the stated maturity date, except that the Ending Value will be equal to the closing level of the Index on the Exchange Date. An “Exchange Date” will be the third Index Business Day following the end of the applicable Exchange

Notice Period. If a Market Disruption Event occurs on the third Index Business Day following an Exchange Notice Period, the Exchange Date for that year will be the next succeeding Index Business Day on which a Market Disruption Event does not occur. The Exchange Amount will be paid three Banking Business Days after the Exchange Date.

The Notes will be issued in registered global form and will remain on deposit with the depositary as described in the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement. Therefore, you must exercise the option to exchange your Notes through the depositary. To make your exchange election effective, you must make certain that your notice is delivered to the depositary during the applicable Exchange Notice Period. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election to exchange your Notes prior to 12:00 noon in The City of New York on the last Index Business Day of the applicable Exchange Notice Period, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

If at any time the global securities are exchanged for Notes in definitive form, from and after that time, notice of your election to exchange must be delivered to The Bank of New York, as successor trustee under the 1983 Indenture, through the procedures required by the trustee by 12:00 noon in The City of New York on the last day of the applicable Exchange Notice Period.

A “Banking Business Day” means any day other than a Saturday or Sunday that is not a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Hypothetical Returns

The following tables illustrate for the Starting Value and a range of hypothetical Ending Values of the Index:

•	the total amount payable on the maturity date of the Notes, and the total amount payable on an investment in the Underlying Stocks;

•	the total rate of return to holders of the Notes, and the total rate of return on an investment in the Underlying Stocks; and

•	the pretax annualized rate of return to holders of the Notes, and the pretax annualized rate of return on an investment in the Underlying Stocks.

The tables assume an initial investment of $10 in the Notes and an initial investment of $10 in the Underlying Stocks.

Hypothetical Returns Related to Strategic Return Notes Based on the Index				Hypothetical Returns Related to an Investment in the Underlying Stocks
Hypothetical Ending Value of the Index(1)	Total amount payable on the maturity date per unit(2)	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(3)	Hypothetical Ending Value of an Investment in the Underlying Stocks(4)	Total amount payable on the maturity date per unit	Total rate of return on the Underlying Stocks	Pretax annualized rate of return on the Underlying Stocks(3)
24.50	1.98	–80.20%	–29.87%	26.41	2.16	–78.44%	–28.42%
49.00	3.96	–60.40%	–17.68%	52.82	4.31	–56.88%	–16.12%
73.49	5.94	–40.60%	–10.14%	79.22	6.47	–35.32%	–8.52%
97.99	7.92	–20.80%	–4.60%	105.63	8.62	–13.76%	–2.94%
122.49(5)	9.90	–1.00%	–0.20%	132.04	10.78	7.80%	1.51%
123.73	10.00	0.00%	0.00%	133.37	10.89	8.89%	1.71%
146.99	11.88	18.80%	3.47%	158.45	12.94	29.36%	5.21%
171.49	13.86	38.60%	6.63%	184.86	15.09	50.92%	8.39%
195.98	15.84	58.40%	9.40%	211.27	17.25	72.48%	11.19%
220.48	17.82	78.20%	11.88%	237.67	19.40	94.04%	13.69%

(1)	The amounts specified in this column reflect the 1.5% Index Adjustment Factor.
(2)	The amounts specified in this column reflect the 1% sales charge that will be paid to MLPF&S.
(3)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from March 8, 2007 to March 8, 2012, a term equal to that of the Notes.
(4)	An investment in the Underlying Stocks is assumed to be equivalent to an investment in the Index, including the method and timing of reinvesting dividends, except that the Index will be reduced daily by the pro rata portion of the annual Index Adjustment Factor of 1.5%. The hypothetical investment in the Underlying Stocks presented in this column does not take into account transaction costs and taxes.
(5)	This is the Starting Value, the closing level of the Index on the Pricing Date.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Index

If at any time the AMEX makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of an index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified.

Discontinuance of the Index

If the AMEX discontinues publication of the Index and the AMEX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the AMEX or any other entity for the Index and calculate the Ending Value as described above under “—Payment at Maturity” or “—Exchange of the Notes Prior to the Maturity Date”, as applicable. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that the AMEX discontinues publication of the Index and:

•	the calculation agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If the AMEX discontinues publication of the Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

A “Business Day” means any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount with respect to each $10 original public offering price per unit, if any, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of the AMEX as stated in these sources and these policies are subject to change at the discretion of the AMEX. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Index is calculated and disseminated by the AMEX under the symbol “XST”. On any Business Day the value of the Index equals (i) the sum of the products of the current market price for each of the Underlying Stocks and the applicable share multiplier (the sum equals the “Select Ten Portfolio Value”), plus (ii) an amount reflecting Current Quarter Dividends (as defined below), and less (iii) a pro rata portion of the annual Index Adjustment Factor. The Index Adjustment Factor is 1.5% per annum and reduces the value of the Index each day by the pro rata amount. The AMEX currently uses an index divisor to represent the application of the pro rata portion of the Index Adjustment Factor to the Index. As a result, the value of the Index is obtained by adding the Select Ten Portfolio Value to the value of any Current Quarter Dividends, as described above, and dividing by the current index divisor. As of March 1, 2007, the index divisor for the Index, as obtained from the AMEX, was 1.090226351599617. The AMEX generally calculates and disseminates the level of the Index based on the most recently reported prices of the Underlying Stocks (as reported by the exchange or trading system on which the Underlying Stocks are listed or traded), at approximately 15-second intervals during the AMEX’s business hours and the end of each Index Business Day via the Consolidated Tape Association’s Network B.

Determination of Select Ten Portfolio

At any time the “Select Ten Portfolio” consists of the then current Underlying Stocks. The stocks in the Select Ten Portfolio and their respective Dividend Yields are shown below, and have been determined by the AMEX to be the ten common stocks in the DJIA having the highest Dividend Yield on May 31, 2006. We have included a brief description of each of the companies whose stocks are included in the Index (the “Select Ten Companies”) and their corresponding historical stock price information in Annex A to this pricing supplement. “Dividend Yield” for each common stock is determined by annualizing the last quarterly or semi-annual ordinary cash dividend for which the ex-dividend date has occurred, excluding any extraordinary dividend, and dividing the result by the last available sale price for each stock on its primary exchange on the date that Dividend Yield is to be determined.

Company	Dividend Yield(1)	Share Multiplier(2)
AT&T Inc (T).	3.68%	0.43230
Altria Group, Inc. (MO)	3.94%	0.15647
Citigroup Inc. (C)	3.94%	0.22788
E.I. du Pont de Nemours and Company. (DD)	2.91%	0.26501
General Electric Company (GE)	3.03%	0.32806
General Motors Corporation (GM)	3.17%	0.42042
Merck and Co., Inc. (MRK)	3.46%	0.33708
JPMorgan Chase & Co. (JPM)	2.76%	0.26321
Pfizer, Inc. (PFE)	4.03%	0.47373
Verizon Communications Inc. (VZ)	4.37%	0.36140
Idearc, Inc. (IAR)	1.01%(3)	0.01807

(1)	As of March 1, 2007, as obtained from Bloomberg Financial Markets.
(2)	As of March 1, 2007, as obtained from the AMEX.
(3)	Idearc, Inc. is a spin-off from Verizon Communications Inc., and per Index rules is required to be included in the Index.

The dividend yield of the stocks contained in the Index as of March 1, 2007 was 3.48%.

The Share Multipliers are recalculated by the AMEX on May 29th of each year, or in certain circumstances on a day shortly thereafter as described below, which is the anniversary of the date the Index was originally calculated and disseminated. The Share Multiplier is set to equal the number of shares of that stock, or portion thereof, based upon the closing market price of that stock on the Anniversary Date, so that each stock represents approximately an equal percentage of the Index as of the Anniversary Date. Each Share Multiplier remains constant until adjusted for certain corporate events, quarterly dividend adjustments and annual reconstitutions as described below. The last adjustment to the Share Multipliers took place on the January 3, 2007.

Annual Select Ten Portfolio Reconstitution

As of the close of business on each Anniversary Date, the Select Ten Portfolio is reconstituted to include the ten common stocks in the DJIA having the highest Dividend Yield (the “New Stocks”) on the second scheduled Index Business Day prior to the applicable Anniversary Date (the “Annual Determination Date”). “Anniversary Date” means May 29th of each year, which is the anniversary of the date the Index was originally calculated and disseminated; provided, however, that if the date is not an Index Business Day or a Market Disruption Event occurs on that date, then the Anniversary Date for that year means the immediately succeeding Index Business Day on which a Market Disruption Event does not occur. The AMEX will only add a stock having characteristics as of the applicable Annual Determination Date that will permit the Index to remain within the criteria specified in the rules of the AMEX and within the applicable rules of the SEC. The criteria and rules will apply only on an Annual Determination Date to exclude a proposed New Stock. If a proposed New Stock does not meet these criteria or rules, the AMEX will replace it with the common stock in the DJIA with the next highest Dividend Yield which meets the criteria and rules. These criteria currently provide, among other things, (1) that each component stock must have a minimum market value of at least $75 million, except that up to 10% of the component securities in the Index may have a market value of $50 million; (2) that each component stock must have an average monthly trading volume in the preceding six months of not less than 1,000,000 shares, except that up to 10% of the component stocks in the Index may have an average monthly trading volume of 500,000 shares or more in the last six months; (3) 90% of the Index’s numerical index value and at least 80% of the total number of component stocks will meet the then current criteria for standardized option trading set forth in the rules of the AMEX; and (4) all component stocks will either be listed on the AMEX, the NYSE, or traded through the facilities of the National Association of Securities Dealers Automated Quotation System and reported as National Market System Securities.

The “Share Multiplier” for each New Stock will be determined by the AMEX and will equal the number of shares of each New Stock, based upon the closing market price of that New Stock on the Anniversary Date, so that each New Stock represents approximately an equal percentage of a value equal to the Index in effect at the close of business on the applicable Anniversary Date. As an example, if the Index in effect at the close of business on an Anniversary Date equaled 200, then each of the ten New Stocks would be allocated a portion of the value of the Index equal to 20 and if, for example, the closing market price of a New Stock on the Anniversary Date was 40, the applicable Share Multiplier would be 0.5. If the Index equaled 80, then each of the ten New Stocks would be allocated a portion of the value of the Index equal to 8 and if the closing market price of a New Stock on the Anniversary Date was 40, the applicable Share Multiplier would be 0.2.

Dow Jones Industrial Average

The DJIA is comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of American industry generally. The companies are major factors in their industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the DJIA are made entirely by the editors of the WSJ without consultation with the companies, the stock exchange or any official agency or ML&Co. For the sake of continuity, changes are made infrequently. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Dow Jones & Company, Inc., publisher of the WSJ, is not affiliated with ML&Co., has not participated in any way in the creation of the Notes or in the selection of stocks to be included in the Select Ten Portfolio and has not reviewed or approved any information included in this pricing supplement.

The first DJIA, consisting of 12 stocks, was published in the WSJ in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. For two periods of 17 consecutive years each, there were no changes to the list: March 15, 1939 through July 2, 1956 and June 2, 1959 through August 8, 1976.

Dividends

As described above, the level of the Index will include an amount reflecting Current Quarter Dividends. “Current Quarter Dividends” for any day will be determined by the AMEX and will equal the sum of the products for each Underlying Stock of the cash dividend paid by an issuer on one share of stock during the Current Quarter multiplied by the Share Multiplier applicable to that stock on the ex-dividend date. “Current Quarter” shall mean the calendar quarter containing the day for which the applicable Current Quarter Dividends are being determined. As of March 1, 2007, Current Quarter Dividends, as obtained from the AMEX, amounted to $0.950966275. This amount, along with any other Current Quarter Dividends accumulated through and including March 30, 2007 will be allocated to the Underlying Stocks prior to the opening of trading on April 2, 2007 as described below.

As of the first day of the start of each calendar quarter, the AMEX will allocate the Current Quarter Dividends as of the end of the immediately preceding calendar quarter to each then outstanding Underlying Stock. The amount of the Current Quarter Dividends allocated to each Underlying Stock will equal the percentage of the value of each Underlying Stock contained in the Select Ten Portfolio relative to the value of the entire Select Ten Portfolio based on the closing market price on the last Index Business Day in the immediately preceding calendar quarter. The Share Multiplier of each outstanding Underlying Stock will be increased to reflect the number of shares, or portion of a share, that the amount of the Current Quarter Dividend allocated to such Underlying Stock can purchase of each such Underlying Stock based on the closing market price on the last Index Business Day in the immediately preceding calendar quarter.

Adjustments to the Share Multiplier and Select Ten Portfolio

The Share Multiplier for any Underlying Stock and the Select Ten Portfolio will be adjusted as follows:

1. If an Underlying Stock is subject to a stock split or reverse stock split, then once the split has become effective, the Share Multiplier for that Underlying Stock will be adjusted to equal the product of the number of shares of that Underlying Stock issued in the split and the prior multiplier.

2. If a Underlying Stock is subject to a stock dividend, issuance of additional shares of the Underlying Stock, that is given equally to all holders of shares of the issuer of that Underlying Stock, then once the dividend has become effective and that Underlying Stock is trading ex-dividend, the Share Multiplier will be adjusted so that the new Share Multiplier shall equal the former Share Multiplier plus the product of the number of shares of that Underlying Stock issued with respect to one such share of that Underlying Stock and the prior multiplier.

3. If a Select Ten Company is being liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, that Underlying Stock will continue to be included in the Select Ten Portfolio so long as a market price for that Underlying Stock is available. If a market price is no longer available for an Underlying Stock for whatever reason, including the liquidation of the issuer of the Underlying Stock or the subjection of the issuer of the Underlying Stock to a proceeding under any applicable bankruptcy, insolvency or other similar law, then the value of that Underlying Stock will equal zero in connection with calculating the Select Ten Portfolio Value for so long as no market price is available, and no attempt will be made to immediately find a replacement stock or increase the value of the Select Ten Portfolio to compensate for the deletion of that Underlying Stock. If a market price is no longer available for an Underlying Stock as described above, the Select Ten Portfolio Value will be computed based on the remaining Underlying Stocks for which market prices are available and no new stock will be added to the Select Ten Portfolio until the annual reconstitution of the Select Ten Portfolio. As a result, there may be periods during which the Select Ten Portfolio contains fewer than ten Underlying Stocks.

4. If a Select Ten Company has been subject to a merger or consolidation and is not the surviving entity or is nationalized, then a value for that Underlying Stock will be determined at the time the issuer is merged or consolidated or nationalized and will equal the last available market price for that Underlying Stock and that value will be constant until the Select Ten Portfolio is reconstituted. At that time, no adjustment will be made to the Share Multiplier of the relevant Underlying Stock.

5. If a Select Ten Company issues to all of its shareholders equity securities that are publicly traded of an issuer other than the Select Ten Company, or a tracking stock is issued by a Select Ten Company to all of its shareholders, then the new equity securities will be added to the Select Ten Portfolio as a new Underlying Stock. The Share Multiplier for the new Underlying Stock will equal the product of the original Share Multiplier with respect to the Underlying Stock for which the new Underlying Stock is being issued (the “Original Underlying Stock”) and the number of shares of the new Underlying Stock issued with respect to one share of the Original Underlying Stock.

No adjustments of any Share Multiplier of an Underlying Stock will be required unless the adjustment would require a change of at least 1% in the Share Multiplier then in effect. The Share Multiplier resulting from any of the adjustments specified above will be rounded to the nearest ten-thousandth with five hundred-thousandths being rounded upward.

The AMEX expects that no adjustments to the Share Multiplier of any Underlying Stock or to the Select Ten Portfolio will be made other than those specified above; however, the AMEX may at its discretion make adjustments to maintain the value of the Index if certain events would otherwise alter the value of the Index despite no change in the market prices of the Underlying Stocks.

License Agreement

Dow Jones and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with some securities, including the Notes and ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between Dow Jones and MLPF&S provides that the following language must be stated in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones’ only relationship to the ML&Co. and MLPF&S is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial AverageSM, which is determined, composed and calculated by Dow Jones without regard to ML&Co., MLPF&S or the Notes. Dow Jones has no obligation to take the needs of ML&Co., MLPF&S or the owners of the Notes into consideration in determining, composing or calculating Dow Jones Industrial AverageSM. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND ML&CO. AND MLPF&S.

The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Historical Data on the Index

The following chart sets forth the historical month-end closing levels of the Index from May 2001 through February 2007 based on historical levels of the Underlying Stocks, historical dividends on the Underlying Stocks, an Index Adjustment Factor of 1.5%. Any historical upward or downward trend in the level of the Index during this period is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2001	2002	2003	2004	2005	2006	2007
January		92.19	79.39	102.07	99.08	98.97	125.89
February		96.05	77.51	102.60	103.53	100.25	122.65
March		99.21	77.27	99.59	100.00	100.84
April		98.49	83.22	98.13	99.27	103.40
May	98.97	99.66	87.09	95.87	100.16	102.44
June	96.93	91.36	87.54	97.78	98.35	105.09
July	98.12	84.55	88.14	96.98	99.56	110.70
August	94.05	83.89	90.79	98.04	96.83	112.77
September	86.34	71.36	87.06	96.20	95.78	116.78
October	84.06	79.11	90.13	95.37	95.21	120.14
November	91.05	87.66	91.39	98.38	95.60	118.27
December	91.71	83.75	100.65	102.66	95.71	122.55

The following graph sets forth the historical performance of the Index presented in the table above. Past movements of the Index are not necessarily indicative of the future Index levels.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat each Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Notes as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on that sale or exchange and that U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Notes as of the date of such sale or exchange. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income, gain or loss recognized with respect to the Notes would significantly differ from the timing and character of income, gain or loss described above. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or exchange of the Notes prior to the maturity date would generally be treated as ordinary income, and any loss would be generally treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

In addition to the potential applicability of the CPDI Regulations to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by that U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized and treated as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date or upon a sale or exchange will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized on the maturity date or upon the sale or exchange of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the maturity date, sale or exchange, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

As discussed above, alternative characterizations and tax treatments of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount or Exchange Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed prices basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

ML&Co. has entered into an arrangement with one of its subsidiaries to hedge the market risks associated with ML&Co.’s obligation to pay the Redemption Amount or Exchange Amount, as applicable. In connection with this arrangement, this subsidiary will pay MLPF&S $.10 per unit as part of its underwriting fee.

The Notes are ineligible assets in MLPF&S’ asset-based brokerage service Unlimited Advantage, which means that purchasers will not pay Unlimited Advantage annual asset-based fees on the Notes but will pay commissions on any secondary market purchases and sales of the Notes.

In addition to the compensation paid at the time of the original sale of the Notes, MLPF&S will pay an additional amount on each anniversary of the Pricing Date from 2008 through 2012 to brokers whose clients purchased the units in the initial distribution and who continue to hold their Notes. This additional amount will equal 1% per unit based on the Redemption Amount of the Notes calculated as if the applicable anniversary of the Pricing Date was the stated maturity date. Also, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold those Notes.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Page
Annual Determination Date	PS-17
Banking Business Day	PS-12
Business Day	PS-14
Calculation Day	PS-10
Calculation Period	PS-10
Current Quarter	PS-17
Ending Value	PS-4
Exchange Amount	PS-4
Exchange Date	PS-11
Exchange Notice Period	PS-11
Index	PS-1
Index Adjustment Factor	PS-3
Index Business Day	PS-11
Market Disruption Event	PS-11
New Stocks	PS-17
Notes	PS-1
Pricing Date	PS-4
Redemption Amount	PS-4
Select Ten Companies	PS-16
Select Ten Portfolio	PS-16
Select Ten Portfolio Value	PS-16
Share Multiplier	PS-17
Starting Value	PS-4
successor index	PS-14
Underlying Stocks	PS-3

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

ANNEX A

This annex contains tables which provide a brief synopsis of the business of each of the Select Ten Companies as well as the split-adjusted closing market prices for each Underlying Stock in each month from January 2001 through February 2007. Please note that the historical prices of the Underlying Stocks are not indicative of the future performance of the Underlying Stocks or the Index. The following information, with respect to the business of each company, has been derived from publicly available documents published by the Select Ten Companies. Because the common stock of the Select Ten Companies is registered under the Exchange Act, the Select Ten Companies are required to file periodically financial and other information specified by the SEC. For more information about the Select Ten Companies, information provided to or filed with the SEC by the Select Ten Companies can be inspected at the SEC’s public reference facilities or accessed through the SEC’s web site.

ALTRIA GROUP, INC.

Altria Group, Inc.’s wholly-owned subsidiaries, Philip Morris USA Inc., Philip Morris International Inc. are engaged in the manufacture and sale of cigarettes and tobacco products. Altria’s majority-owned subsidiary Kraft Foods Inc. is engaged in the manufacture and sale of packaged foods and beverages. Philip Morris Capital Corporation, another wholly-owned subsidiary, maintains a portfolio of leveraged and direct finance leases. Altria also has an economic and voting interest in SABMiller plc, which is engaged in the manufacture and sale of various beer products.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	44.00	January	50.11	January	37.87	January	55.59	January	63.83	January	72.34	January	87.39
February	48.18	February	52.66	February	38.65	February	57.55	February	65.65	February	71.90	February	84.28
March	47.45	March	52.67	March	29.96	March	54.45	March	65.39	March	70.86
April	50.11	April	54.43	April	30.76	April	55.38	April	64.99	April	73.16
May	51.41	May	57.25	May	41.30	May	47.97	May	67.14	May	72.35
June	50.75	June	43.68	June	45.44	June	50.05	June	64.66	June	73.43
July	45.50	July	46.05	July	40.01	July	47.60	July	66.96	July	79.97
August	47.40	August	50.00	August	41.22	August	48.95	August	70.70	August	83.53
September	48.29	September	38.80	September	43.80	September	47.04	September	73.71	September	76.55
October	46.80	October	40.75	October	46.50	October	48.46	October	75.05	October	81.33
November	47.17	November	37.72	November	52.00	November	57.49	November	72.79	November	84.21
December	45.85	December	40.53	December	54.42	December	61.10	December	74.72	December	85.82

AT&T, INC.

AT&T ranks among the largest providers of telecommunications services in the United States and the world. Through its subsidiaries and affiliates, AT&T provides communications services and products in the United States and in 60 countries.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	48.35	January	37.45	January	24.44	January	25.50	January	23.76	January	25.95	January	37.63
February	47.70	February	37.84	February	20.80	February	24.01	February	24.06	February	27.59	February	36.80
March	44.63	March	37.44	March	20.06	March	24.54	March	23.69	March	27.04
April	41.25	April	31.06	April	23.36	April	24.90	April	23.80	April	26.21
May	43.05	May	34.29	May	25.46	May	23.70	May	23.38	May	26.06
June	40.06	June	30.50	June	25.55	June	24.25	June	23.75	June	27.89
July	45.03	July	27.66	July	23.36	July	25.34	July	24.45	July	29.99
August	40.91	August	24.74	August	22.46	August	25.79	August	24.08	August	31.13
September	47.12	September	20.10	September	22.25	September	25.95	September	23.97	September	32.56
October	38.11	October	25.66	October	23.98	October	25.26	October	23.85	October	34.25
November	37.38	November	28.50	November	23.28	November	25.17	November	24.91	November	33.91
December	39.17	December	27.11	December	26.07	December	25.77	December	24.49	December	35.75

CITIGROUP INC.

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup has more than 200 million customer accounts and does business in more than 100 countries.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	52.06	January	44.09	January	34.38	January	49.48	January	49.05	January	46.58	January	55.13
February	45.74	February	42.09	February	33.34	February	50.26	February	47.72	February	46.37	February	50.37
March	41.84	March	46.06	March	34.45	March	51.70	March	44.94	March	47.23
April	45.72	April	40.27	April	39.25	April	48.09	April	46.96	April	49.95
May	47.67	May	40.16	May	41.02	May	46.43	May	47.11	May	49.30
June	49.15	June	36.04	June	42.80	June	46.50	June	46.23	June	48.25
July	46.70	July	31.20	July	44.80	July	44.09	July	43.50	July	48.31
August	42.60	August	32.75	August	43.35	August	46.58	August	43.77	August	49.35
September	37.67	September	29.65	September	45.51	September	44.12	September	45.52	September	49.67
October	42.34	October	36.95	October	47.40	October	44.37	October	45.78	October	50.16
November	44.55	November	38.88	November	47.03	November	44.75	November	48.55	November	49.59
December	46.95	December	35.19	December	48.54	December	48.18	December	48.53	December	55.70

E.I. DU PONT DE NEMOURS AND COMPANY

E.I. du Pont de Nemours and Company is a manufacturer and supplier of a broad range of products in the science and technology field, including biotechnology, electronics, materials science, safety and security and synthetic fibers. DuPont operates globally, manufacturing a wide range of products for distribution and sale to many different markets, including the transportation, safety and protection, construction, motor vehicle, agriculture, home furnishings, medical, electronics, communications, protective apparel and the nutrition and health markets.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	43.71	January	44.17	January	37.87	January	43.90	January	47.56	January	39.15	January	49.56
February	43.69	February	46.84	February	36.67	February	45.09	February	53.30	February	40.24	February	50.73
March	40.70	March	47.15	March	38.86	March	42.22	March	51.24	March	42.21
April	45.19	April	44.50	April	42.53	April	42.95	April	47.11	April	44.10
May	46.40	May	46.00	May	42.14	May	43.20	May	46.51	May	42.53
June	48.24	June	44.40	June	41.64	June	44.42	June	43.01	June	41.60
July	42.82	July	41.91	July	43.94	July	42.87	July	42.68	July	39.66
August	40.97	August	40.31	August	44.74	August	42.26	August	39.57	August	39.97
September	37.52	September	36.07	September	40.01	September	42.80	September	39.17	September	42.84
October	39.99	October	41.25	October	40.40	October	42.87	October	41.69	October	45.80
November	44.34	November	44.62	November	41.46	November	45.32	November	42.75	November	46.93
December	42.51	December	42.40	December	45.89	December	49.05	December	42.50	December	48.71

GENERAL ELECTRIC COMPANY

General Electric Company is engaged in developing, manufacturing and marketing a variety of products for the generation, transmission, distribution, control and utilization of electricity. GE products include major appliances, lighting products, industrial automation products, medical diagnostic imaging systems, bioscience assays and separation technology products, electrical distribution and control equipment, locomotives, power generation and delivery products, nuclear power support services and fuel assemblies, commercial and military aircraft jet engines, chemicals and equipment for treatment of water and process systems, security equipment and systems and engineered materials, such as plastics and silicones. GE also provides television services through its affiliate, the NBC Universal, Inc. and a broad array of financial services through another affiliate, General Electric Capital Services, Inc.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	45.98	January	37.15	January	23.14	January	33.63	January	36.13	January	32.75	January	36.05
February	46.50	February	38.50	February	24.05	February	32.52	February	35.20	February	32.87	February	34.91
March	41.86	March	37.45	March	25.50	March	30.52	March	36.06	March	34.78
April	48.53	April	31.55	April	29.45	April	29.95	April	36.20	April	34.59
May	49.00	May	31.14	May	28.70	May	31.12	May	36.48	May	34.26
June	48.75	June	29.05	June	28.68	June	32.40	June	34.65	June	32.96
July	43.50	July	32.20	July	28.44	July	33.25	July	34.50	July	32.69
August	40.98	August	30.15	August	29.57	August	32.79	August	33.61	August	34.06
September	37.20	September	24.65	September	29.81	September	33.58	September	33.67	September	35.30
October	36.41	October	25.25	October	29.01	October	34.12	October	33.91	October	35.11
November	38.50	November	27.12	November	28.67	November	35.36	November	35.72	November	35.28
December	40.08	December	24.35	December	30.98	December	36.50	December	35.05	December	37.21

GENERAL MOTORS CORPORATION

General Motors Corporation is primarily engaged in automotive production and marketing and financing and insurance operations. GM designs, manufactures and markets vehicles worldwide, having its largest operating presence in North America. GM’s finance and insurance operations are principally those of General Motors Acceptance Corporation, a wholly owned subsidiary of GM, which provides a broad range of financial services, including automotive finance and mortgage products and services.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	53.70	January	51.14	January	36.33	January	49.68	January	36.81	January	24.06	January	32.84
February	53.32	February	52.98	February	33.77	February	48.12	February	35.65	February	20.31	February	31.90
March	51.85	March	60.45	March	33.62	March	47.10	March	29.39	March	21.27
April	54.81	April	64.15	April	36.05	April	47.42	April	26.68	April	22.88
May	56.90	May	62.15	May	35.33	May	45.39	May	31.53	May	26.93
June	64.35	June	53.45	June	36.00	June	46.59	June	34.00	June	29.79
July	63.60	July	46.55	July	37.43	July	43.14	July	36.82	July	32.23
August	54.75	August	47.86	August	41.10	August	41.31	August	34.19	August	29.18
September	42.90	September	38.90	September	40.93	September	42.48	September	30.61	September	33.26
October	41.32	October	33.25	October	42.67	October	38.55	October	27.40	October	34.92
November	49.70	November	39.70	November	42.78	November	38.59	November	21.90	November	29.23
December	48.60	December	36.86	December	53.40	December	40.06	December	19.42	December	30.72

JPMORGAN CHASE & CO.

JPMorgan Chase & Co. is one of the largest banking institutions in the United States. The bank and nonblank subsidiaries of JPMorgan Chase operate nationally as well as through overseas branches and subsidiaries, representative offices and subsidiary banks.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	54.99	January	34.05	January	23.34	January	38.89	January	37.33	January	39.75	January	50.93
February	46.66	February	29.25	February	22.68	February	41.02	February	36.55	February	41.14	February	49.39
March	44.90	March	35.65	March	23.71	March	41.95	March	34.60	March	41.64
April	47.98	April	35.10	April	29.35	April	37.60	April	35.49	April	45.38
May	49.15	May	35.95	May	32.86	May	36.84	May	35.75	May	42.64
June	44.47	June	33.92	June	34.18	June	38.77	June	35.32	June	42.00
July	43.30	July	24.96	July	35.05	July	37.33	July	35.14	July	45.62
August	39.40	August	26.40	August	34.22	August	39.58	August	33.89	August	45.66
September	34.15	September	18.99	September	34.33	September	39.73	September	33.93	September	46.96
October	35.36	October	20.75	October	35.90	October	38.60	October	36.62	October	47.44
November	37.72	November	25.17	November	35.40	November	37.65	November	38.25	November	46.28
December	36.35	December	24.00	December	36.73	December	39.01	December	39.69	December	48.30

MERCK & CO., INC.

Merck & Co., Inc. is a global research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of products to improve human and animal health, directly and through its joint ventures. The company sells its products primarily to drug wholesalers and retailers, hospitals, clinics, government agencies and managed health care providers such as health maintenance organizations and other institutions.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	77.78	January	56.01	January	52.42	January	47.60	January	28.05	January	34.50	January	44.75
February	75.91	February	58.05	February	49.93	February	48.08	February	31.70	February	34.86	February	44.15
March	71.84	March	54.50	March	51.85	March	44.19	March	32.37	March	35.23
April	71.90	April	51.43	April	55.06	April	47.00	April	33.90	April	34.42
May	69.08	May	54.04	May	52.60	May	47.30	May	32.44	May	33.29
June	60.49	June	47.93	June	57.31	June	47.50	June	30.80	June	36.43
July	64.34	July	46.94	July	52.32	July	45.35	July	31.06	July	40.27
August	61.61	August	47.82	August	50.32	August	44.97	August	28.23	August	40.55
September	63.03	September	43.26	September	50.62	September	33.00	September	27.21	September	41.90
October	60.39	October	51.34	October	44.25	October	31.31	October	28.22	October	45.42
November	64.12	November	56.23	November	40.60	November	28.02	November	29.40	November	44.51
December	55.65	December	53.58	December	46.20	December	32.14	December	31.81	December	43.60

PFIZER, INC.

Pfizer Inc. is a research-based, global pharmaceutical company. The company discovers, develops, manufactures and markets prescription medicines for humans and animals as well as many consumer healthcare products.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	45.15	January	41.67	January	30.36	January	36.63	January	24.16	January	25.68	January	26.24
February	45.00	February	40.96	February	29.82	February	36.65	February	26.29	February	26.19	February	24.96
March	40.95	March	39.74	March	31.16	March	35.05	March	26.27	March	24.92
April	43.30	April	36.35	April	30.75	April	35.76	April	27.17	April	25.33
May	42.89	May	34.60	May	31.02	May	35.34	May	27.90	May	23.66
June	40.05	June	35.00	June	34.15	June	34.28	June	27.58	June	23.47
July	41.22	July	32.35	July	33.36	July	31.96	July	26.50	July	25.99
August	38.31	August	33.08	August	29.92	August	32.67	August	25.48	August	27.56
September	40.10	September	29.02	September	30.38	September	30.60	September	24.97	September	28.36
October	41.90	October	31.77	October	31.60	October	28.95	October	21.74	October	26.65
November	43.31	November	31.53	November	33.57	November	27.77	November	21.20	November	27.49
December	39.85	December	30.57	December	35.33	December	26.89	December	23.32	December	25.90

VERIZON COMMUNICATIONS INC.

Verizon Communications Inc. is one of the world’s leading providers of communications services. Verizon’s domestic wireline telecommunications business provides local telephone services, including broadband, in 28 states and Washington, D.C. and nationwide long-distance and other communications products and services. Verizon’s domestic wireless business, operating as Verizon Wireless, provides wireless voice and data products and services across the United States using one of the most extensive wireless networks. Information Services operates directory publishing businesses and provides electronic commerce services. Verizon’s International segment includes wireline and wireless communications operations and investments in the Americas and Europe.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	52.95	January	44.66	January	36.89	January	35.52	January	34.29	January	30.51	January	38.52
February	47.70	February	45.10	February	33.32	February	36.93	February	34.66	February	32.47	February	37.40
March	47.50	March	44.42	March	34.06	March	35.21	March	34.21	March	32.82
April	53.06	April	38.65	April	36.02	April	36.37	April	34.50	April	31.83
May	52.85	May	41.43	May	36.47	May	33.32	May	34.09	May	30.07
June	51.55	June	38.69	June	38.01	June	34.87	June	33.29	June	32.27
July	52.18	July	31.80	July	33.73	July	37.14	July	32.98	July	32.59
August	48.18	August	29.87	August	34.03	August	37.82	August	31.52	August	33.90
September	52.14	September	26.44	September	31.26	September	37.95	September	31.50	September	35.78
October	48.00	October	36.38	October	32.38	October	37.68	October	30.36	October	35.65
November	45.29	November	40.35	November	31.64	November	39.73	November	30.82	November	34.94
December	45.73	December	37.34	December	33.80	December	39.03	December	29.02	December	37.24

IDEARC INC.

Idearc Inc. connects buyers with sellers with its multi-platform of advertising solutions. The company provided sales, publishing and other related services for more than 1,200 distinct directory titles in 35 states and the District of Columbia. In addition, Idearc is the largest publisher of Hispanic directories in the United States. Idearc Inc. is a recently spun-off subsidiary of Verizon Communications Inc.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January		January		January		January		January		January		January	32.42
February		February		February		February		February		February		February	33.99
March		March		March		March		March		March
April		April		April		April		April		April
May		May		May		May		May		May
June		June		June		June		June		June
July		July		July		July		July		July
August		August		August		August		August		August
September		September		September		September		September		September
October		October		October		October		October		October
November		November		November		November		November		November	27.54
December		December		December		December		December		December	28.65

3,450,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the Select Ten Index

due March 8, 2012

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

March 1, 2007

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.